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December 29, 2022

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Babette Cooper
Jennifer Monick

Re:	Emerging Markets Horizon Corp.
Form 10-K for the Fiscal Year Ended December 31, 2021
Filed September 12, 2022
File No. 001-41136

Ladies and Gentlemen:

On behalf of our client, Emerging Markets Horizon Corp. (the “Company”), we are submitting this letter in response to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 16, 2022 (the “Comment Letter”) relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2021, filed on September 12, 2022.

Form 10-K for the Fiscal Year Ended December 31, 2021

General

1.
With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s sponsor is New Emerging Markets Horizon, a Cayman Islands limited liability company (the “Sponsor”). The Sponsor is controlled by its managing member, FPP Capital Advisers, a Cayman Islands limited liability company. FPP Capital Advisers is in turn an affiliate of FPP Asset Management LLP, a limited liability partnership incorporated in England and Wales. The Company intends to include a risk factor substantially in the form set forth below and appropriately modified for events at the time of filing in its next periodic filing with the Commission, which will be the Company’s Form 10-K for the Fiscal Year Ended December 31, 2022.

Proposed Risk Factor

We may not be able to complete an initial business combination since such initial business combination may be subject to regulatory review and approval requirements, including pursuant to foreign investment regulations and review by governmental entities such as the Committee on Foreign Investment in the United States (“CFIUS”), or may be ultimately prohibited.

Our initial business combination may be subject to regulatory review and approval requirements by governmental entities, which may cause the initial business combination to be delayed or ultimately prohibited. For example, CFIUS has authority to review certain direct or indirect foreign investments in U.S. companies. Among other things, CFIUS is empowered to require certain foreign investors to make mandatory filings, to charge filing fees related to such filings and to self-initiate national security reviews of foreign direct and indirect investments in U.S. companies if the parties to that investment choose not to file voluntarily. If CFIUS determines that an investment threatens national security, CFIUS has the power to impose restrictions on the investment or recommend that the President prohibit and/or unwind it. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, the nationality of the parties, the level of beneficial ownership interest and the nature of any information or governance rights involved.

We note that our Sponsor is a Cayman Islands limited liability company which is controlled by its managing member, FPP Capital Advisers, also a Cayman Islands limited liability company. FPP Capital Advisers may therefore be deemed to be the beneficial owner of the securities held directly by our Sponsor and to have shared voting and dispositive control over such securities.

For so long as our Sponsor remains controlled by FPP Capital Advisers, a non-U.S. entity, we may be deemed a “foreign person” under the regulations relating to CFIUS. As such, an initial business combination with a U.S. business or foreign business with U.S. operations that we may wish to pursue may be subject to CFIUS review. If a particular proposed initial business combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. In such circumstances, CFIUS may decide to delay or recommend that the President of the United States block our proposed initial business combination, require conditions with respect to such initial business combination or recommend that the President of the United States order us to divest all or a portion of the U.S. target business of our initial business combination that we acquired without first obtaining CFIUS approval, which may limit the attractiveness of, or delay or prevent us from pursuing, certain target companies that we believe would otherwise be beneficial to us and our shareholders. In addition, certain types of U.S. businesses may be subject to rules or regulations that limit or impose requirements with respect to foreign ownership.

If CFIUS determines it has jurisdiction, CFIUS may decide to recommend a block or delay our initial business combination, or require conditions with respect to it, which may delay or prevent us from consummating a potential transaction.

The process of government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete our initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we are unable to consummate our initial business combination within the applicable time period required, including as a result of extended regulatory review, we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay winding up and dissolution expenses) divided by the number of the then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii) to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the potential appreciation in value of such investment. Additionally, there will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we are unable to complete an initial business combination by the required date.

***

We hope the foregoing answer and proposed risk factor are responsive to your Comment Letter. Please do not hesitate to contact me at (212) 903 9014 or at jeffrey.cohen@linklaters.com with any questions or comments regarding this correspondence.

Sincerely,

/s/Jeffrey Cohen

Jeffrey Cohen

Via EDGAR

cc: Jonathan Neill (Emerging Markets Horizon Corp.)